Exhibit (a)(7)
Overview of the Pending Network Associates Exchange Offer

Networks Associates, Inc. (NYSE: NET), the parent company of McAfee.com Corporation (NASDAQ: MCAF), has commenced an unsolicited exchange offer to acquire each outstanding share of McAfee.com’s Class A common stock in exchange for 0.90 a share of Network Associates common stock.

The special committee and the McAfee.com board of directors recommend that stockholders of McAfee.com reject Network Associates’ offer and not tender their shares of McAfee.com common stock in exchange for Network Associates common stock.

The board of directors of McAfee.com appointed a special committee of independent outside directors to consider Network Associates’ exchange offer. After a thorough review of the exchange offer with the special committee’s independent legal and financial advisors, the special committee and, upon the recommendation of the special committee, the McAfee.com board of directors have determined that the exchange offer is inadequate and not in the best interests of McAfee.com and its stockholders. The special committee and the board believe that McAfee.com can deliver more value to its stockholders than the Network Associates exchange offer based on the following reasons:

1.
The special committee’s belief, after taking into account the current and historical financial condition, results of operations, competitive position, business prospects and strategic objectives of each of McAfee.com and Network Associates, that the 0.90 exchange ratio in the offer significantly undervalues the long-term value inherent in McAfee.com. The special committee based its belief on the following:

•
McAfee.com is experiencing strong growth in its subscriber business due, in part, to its recently implemented automatic renewal model, expanding relationships with valuable distribution and marketing partners such as America Online, Inc. and Microsoft Corporation and launching innovative, next-generation products and services such as the McAfee.com SecurityCenter and SpamKiller.

•
The significant decline in Network Associates’ business prospects due to the continuing decline in information technology spending for enterprise customers in contrast to the relative resilience of McAfee.com’s subscription-based revenue model for the consumer and small business markets.

•
The assessment of McAfee.com’s senior management, after consultation with the special committee’s financial advisors and consideration of the financial analyses conducted by the special committee’s financial advisors, that McAfee.com’s business has significantly greater inherent value as an independent company than implied by the exchange ratio in the offer.

2.
The opinion of Morgan Stanley & Co. Incorporated, that Network Associates’ offer is inadequate from a financial point of view for the reasons that are detailed in the Schedule 14D-9, which was filed with the Securities and Exchange Commission on July 16, 2002, as it may be amended from time to time.

3.
Since the commencement of the prior Network Associates exchange offer, McAfee.com’s stock has largely traded as a derivative of Network Associates’ stock price and the 0.78 exchange ratio contained in the prior offer rather than on its business fundamentals and, as a result, McAfee.com’s stock price has been artificially depressed. Since the initial announcement of Network Associates’ intent to file an exchange offer on March 18, 2002, the stock price performance of McAfee.com’s comparable company universe has declined only 9%, while the comparable company universe for Network Associates is down approximately 37%, with Network Associates’ stock price down approximately 54%, as of July 15, 2002. Notwithstanding the premium originally offered by Network Associates, due to the previously described derivative relationship, McAfee.com’s stock price is down 30%. In addition, since Network Associates withdrew its offer in late April, the mean of analysts earnings estimates for calendar year 2003 for Network Associates has decreased 11%, while for McAfee.com, calendar year 2003 mean earnings estimates have increased 12%. On that basis, the Special Committee also viewed the offer as opportunistically timed by Network Associates to take advantage of the overhang on McAfee.com’s stock price caused by Network Associates’ prior offer rather than allowing McAfee.com’s stock price to trade freely and achieve an appropriate valuation, and then purchase McAfee.com at an appropriate premium.

4.
The resolution of the pending Securities and Exchange Commission investigation of Network Associates’ accounting practices could require further restatement of Network Associates’ prior financial statements and increase the cost of defending or resolving current stockholder litigation.

5.
The Special Committee does not have sufficient information to estimate the potential financial impact on McAfee.com that may arise from an audit agreed to by Network Associates in connection with certain disputes between McAfee.com and Network Associates under the technology cross liscense agreement and the reseller agreement. Since the Special Committee does not have enough information, McAfee.com’s public stockholders likewise cannot now determine the potential impact of the audit on the value of McAfee.com.

6.	Network Associates’ offer is highly conditional, which results in significant uncertainty that the offer will be consummated.

Frequently Asked Questions about the Pending Network Associates Offer

What is the background on the various Network Associates’ exchange offers for McAfee.com?

On March 29, 2002, Network Associates commenced an offer to exchange 0.675 of a share of its common stock for each outstanding share of McAfee.com Class A common stock. Following negotiations with the special committee, Network Associates ultimately agreed to increase the exchange ratio from 0.675 to 0.78 and to modify certain conditions of that offer. At that time, the special committee and the board of directors of McAfee.com concluded that the offer was fair to holders of McAfee.com Class A common stock, and recommended that stockholders accept the offer and tender their shares. Subsequently, on April 25, 2002, the day before that offer was scheduled to expire, Network Associates announced that it had discovered accounting inaccuracies in certain prior financial statements. These inaccuracies required Network Associates to restate its financial statements for those periods. Thus, Network Associates announced that it would withdraw the offer.

On May 17, 2002, Network Associates announced that its audit committee had completed an internal accounting investigation into the scope and magnitude of the accounting inaccuracies. On June 28, 2002, Network Associates filed the restated financial statements with the SEC, which impacted the results of operations, statements of cash flows and balance sheets for the years ended December 31, 1998, 1999 and 2000, and its balance sheets as of December 31, 2001 and March 31, 2002. The results of operations for the year ended December 31, 2001 and the quarter ended March 31, 2002 were not impacted.

On July 1, 2002, Network Associates announced its intention to again commence an exchange offer to acquire all of the outstanding shares of McAfee.com Class A common stock. The next day, on July 2, 2002, Network Associates commenced its offer to exchange 0.78 of a share of its common stock for each outstanding share of McAfee.com Class A common stock. Following discussions with the special committee, Network Associates ultimately increased the exchange ratio from 0.78 to 0.90 of a share.

Following the special committee’s careful consideration of the exchange offer, on July 15, 2002, the special committee and, upon the recommendation of the special committee, the McAfee.com board of directors determined that the exchange offer is inadequate and not in the best interests of McAfee.com and its stockholders, other than Network Associates and its affiliates. On the same day, the special committee and the McAfee.com board of directors resolved to recommend that the stockholders of McAfee.com reject Network Associates’ offer and not tender their shares of McAfee.com common stock in exchange for Network Associates common stock.

The special committee and the board of directors of McAfee.com believe that McAfee.com can deliver more value to its stockholders than the Network Associates exchange offer by continuing to further expand its market leadership position in managed web security, optimization and maintenance services.

For a complete summary of the material contacts between McAfee.com and Network Associates and the deliberations of the special committee and the board of directors of McAfee.com, please refer to Item 4 of McAfee.com’s Schedule 14D-9 filed with the SEC on July 16, 2002, as it may be amended from time to time.

Why is McAfee.com as a standalone business a compelling investment opportunity?

McAfee.com has the products, technology, distribution model, business momentum, management team and financial flexibility to operate as a successful standalone company and continue in its efforts to maximize value to its stockholders.

McAfee.com is the leading provider of managed Web security services to consumers and small businesses. Since its initial public offering on December 2, 1999, McAfee.com has experienced strong sequential growth in its unique paid subscriber base every quarter, growing from 210,900 paid subscribers at the time of its IPO to 1.6 million paid subscribers today. In contrast to many challenged software vendors in today’s difficult IT climate, McAfee.com continues to achieve significant business momentum through its comprehensive suite of product and service offerings, highly leverageable Internet distribution model and proven, resilient subscription-based revenue model. McAfee.com continues to build upon its core anti-virus offerings by recently announcing the availability of several new security services to its suite, including SpamKiller, SecurityCenter, Privacy Service and Personal Firewall.

In addition, McAfee.com has developed key strategic partnerships to further proliferate its services to consumers and small businesses, including recently signed deals with AOL and Microsoft. McAfee.com currently maintains a strong financial position, with $117 million in cash, no debt and a cash-flow positive, profitable business model.

What does the Special Committee and the Board of Directors of McAfee.com recommend I do in response to Network Associates’ exchange offer?

After careful consideration and analysis, the special committee and, upon the recommendation of the special committee, the board of directors of McAfee.com recommend that stockholders of McAfee.com reject the proposed 0.90 exchange offer and not tender their shares in the offer. Stockholders of McAfee.com should NOT return their letters of transmittal.

For a more complete description of the reasons behind the special committee’s recommendation, please review Item 4 of McAfee.com’s Schedule 14D-9, which was filed with the SEC on July 16, 2002, as it may be amended from time to time.

If I have already tendered my shares into the exchange offer, how can I withdraw those shares?

If you have already sent your letter of transmittal and you hold your shares through a bank or broker, please contact the representative who handles your account, and instruct them to withdraw your tender today. If you hold your shares in your own name, please follow the instructions detailed in the section “The Offer—Withdrawal Rights” on page 38 in the Networks Associates, Inc. prospectus dated July 2, 2002.

If you have any questions about how to withdraw previously tendered shares, please call Innisfree M&A Incorporated toll-free at 888-750-5834. (Banks and Brokers call collect at 212-750-5833.)

What is the relationship between Network Associates, McAfee.com and the two classes of McAfee.com stock?

McAfee.com was incorporated in Delaware in December 1998 as a wholly owned subsidiary of Network Associates. McAfee.com initially sold shares of its Class A common stock to the public in its IPO in December 1999. McAfee.com’s capital stock currently consists of Class A common stock and Class B common stock, which shares are convertible into Class A common stock at the option of the holder. Holders of Class A common stock are entitled to one vote per share, and Network Associates, as the sole holder of Class B common stock, is entitled to three votes per share. As of June 30, 2002, Network Associates owned 36,000,000 shares of Class B common stock, representing approximately 75% of the outstanding equity interest of McAfee.com and approximately 90% of the overall voting power of McAfee.com’s outstanding capital stock. In addition, Mr. George Samenuk, the Chief Executive Officer of Network Associates, and Mr. Stephen Richards, the Chief Financial Officer and Chief Operations Officer of Network Associates, are members of the McAfee.com board of directors.

Will Network Associates increase its exchange ratio again?

McAfee.com does not know whether Network Associates will offer more than 0.90 of a share of Network Associates common stock in exchange for each share of McAfee.com Class A common stock. If Network Associates raises the exchange ratio in the future, the special committee and its financial and legal advisors will convene to consider the adequacy of the revised offer of Network Associates at that time.

Is Network Associates the subject of an SEC investigation?

Yes, on March 22, 2002, the SEC commenced a “Formal Order of Private Investigation” relating to Network Associates’ accounting practices. Network Associates believes that the inquiry is focused on its accounting practices during the 2000 fiscal year, but the SEC may look at other periods.

How can Network Associates commence an exchange offer while it is still being investigated by the SEC?

Network Associates is not prevented from commencing an exchange offer while being investigated by the SEC. The SEC has the discretion to declare effective the registration statement registering the shares of Network Associates common stock to be exchanged for shares of McAfee.com Class A common stock in the offer.

When is the SEC expected to complete its investigation of Network Associates?

The SEC investigation is ongoing and there is no definitive date as to when it will be resolved.

Is McAfee.com the subject of an SEC investigation?

McAfee.com is not and has never been the subject of an SEC investigation.

What percentage of McAfee.com shares need to be exchanged for Network Associates to complete the exchange offer?

Network Associates owns approximately 75% of the outstanding common stock of McAfee.com. Network Associates’ exchange offer is conditioned on the exchange of a sufficient number of shares of McAfee.com Class A common stock such that, after completing the exchange offer, Network Associates would own at least 90% of the outstanding common stock of McAfee.com. Network Associates has the right to waive or reduce the number of McAfee.com shares required to be exchanged in the offer. In no event, however, will Network Associates complete the offer if less than a majority of the minority of the outstanding shares of McAfee.com, excluding shares beneficially owned by Network Associates, are exchanged in the offer.

When does the Network Associates exchange offer expire?

The Network Associates exchange offer is scheduled to expire on July 30, 2002. However, Network Associates may extend the offer if all of the conditions to the offer have not been satisfied or waived by the expiration date. If Network Associates decides to extend the exchange offer, the securities laws require Network Associates to publicly announce the extension no later than 9:00 a.m., Eastern Time, on July 31, 2002.

What happens to my shares of McAfee.com Class A common stock if Network Associates fails to complete the exchange offer or withdraws the offer before the expiration date?

If Network Associates does not complete the exchange offer for any reason, you will continue to be a stockholder of McAfee.com, an independent publicly-traded company.

If all of the conditions to the exchange offer are met and Network Associates completes the offer, what happens to my shares of McAfee.com Class A common stock if I did not tender into the offer?

Network Associates has stated, that as soon as practicable after the completion of the offer, it will effect a short-form merger of McAfee.com and McAfee.com Holdings Corporation, a wholly owned subsidiary of Network Associates. If you did not tender your shares of McAfee.com Class A common stock in the offer, your shares will be exchanged in the merger for the same number of shares of Network Associates common stock that you would have received if you had tendered your McAfee.com shares in the exchange offer (unless you enforce your appraisal rights under Delaware law). If all of the conditions to the offer are met and the offer is completed, no further McAfee.com stockholder or McAfee.com board action is required for Network Associates to complete the merger. As a result of the merger, McAfee.com will become a wholly owned subsidiary of Network Associates and you will own shares of Network Associates.

What is a Solicitation/Recommendation Statement on Schedule 14D-9?

A Solicitation/Recommendation Statement on Schedule 14D-9 is the legal document, which is filed with the SEC, that sets forth the special committee’s and the McAfee.com board of directors’ recommendations as to whether the stockholders of McAfee.com should accept or reject the Network Associates exchange offer. Under the securities laws, McAfee.com is required to distribute a copy of the Schedule 14D-9 to its stockholders. McAfee.com encourages stockholders and other interested parties to read McAfee.com’s Schedule 14D-9, which was filed with the Securities and Exchange Commission on July 16, 2002 and subsequently mailed to the stockholders of McAfee.com, as the same may be amended from time to time as it contains, among other things, the special committee’s assessment of the Network Associates exchange offer, the McAfee.com board of directors’ recommendation to the stockholders of McAfee.com to reject the Network Associates exchange offer, and the reasons for the recommendation.